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CONFIDENTIAL TREATMENT REQUESTED BY CARBON BLACK, INC.

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION.  CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.  OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

April 12, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Barbara C. Jacobs

Re:                 Carbon Black, Inc.

Registration Statement on Form S-1

Filed April 9, 2018

File No. 333-224196

Dear Ms. Jacobs:

We are submitting this letter on behalf of Carbon Black, Inc. (the “Company”) in connection with the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the Company’s Registration Statement on Form S-1 (File No. 333-224196) (the “Registration Statement”).  Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations.

April 12, 2018

CONFIDENTIAL TREATMENT REQUESTED BY CARBON BLACK, INC.

The purpose of this letter is to notify the Staff of the price range that the Company expects to include on the cover of its preliminary prospectus to enable the Staff to complete its review of the Company’s equity pricing and fair value determinations. This letter provides a discussion of the Company’s approach to equity pricing and fair value determinations with respect to the option grants and restricted stock unit awards made by the Company’s board of directors (the “Board”) from September 30, 2017 through the date of this letter.

Preliminary IPO Price Range

The Company advises the Staff that it preliminarily estimates a price range of approximately $[***] to $[***] per share (the “Preliminary Price Range”) for its initial public offering (“IPO”), before giving effect to a reverse stock split that the Company plans to implement prior to effectiveness of the Registration Statement. The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change.

Determining the Fair Value of Common Stock Prior to the IPO

As there has been no public market for the Company’s common stock to date, the estimated fair value of its common stock has been determined by the Board as of the date of each equity grant, with input from management, considering the Company’s most recent third-party valuations of its common stock and the Board’s assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant.  As disclosed in the Registration Statement, the Company’s most recent third-party valuations of its common stock were prepared as of September 30, 3017 and December 31, 2017. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The valuations were prepared using a hybrid method, which is a probability-weighted expected return method where the equity value in one or more of the scenarios is allocated using an option-pricing method.

The Company’s most recent third-party valuations, which were used, in part, by the Board to determine the fair value of the Company’s common stock as of the grant date of each equity award, considered three future-event scenarios: an IPO scenario, a sale scenario and a remain-private scenario. The equity value of the Company in each future-event scenario was determined using a combination of market and income approaches. The IPO scenario assumed that all shares of preferred stock would convert into shares of common stock and would no longer have the

April 12, 2018

CONFIDENTIAL TREATMENT REQUESTED BY CARBON BLACK, INC.

liquidation preferences and preferential rights attributable to the preferred stock as compared to the common stock prior to the IPO.  Each valuation probability-weighted the IPO scenario, the sale scenario and the remain-private scenario based on the Company’s assessment of its overall performance and market conditions at that time. For each of the future-event scenarios, the Company then applied a discount for lack of marketability (“DLOM”), each determined by a put option analysis that considered the timing of each future-event scenario. Key assumptions used by the Company in its most recent valuations were as follows:

	IPO Scenario				Sale Scenario				Remain Private				Indicated Fair
Valuation Date	Probability Weighting		DLOM		Probability Weighting		DLOM		Probability Weighting		DLOM		Value per Share of Common Stock
September 30, 2017	[***]	%	[***]	%	[***]	%	[***]	%	[***]	%	[***]	%	$3.04

December 31, 2017	[***]	%	[***]	%	[***]	%	[***]	%	[***]	%	[***]	%	$3.73

The Board relied, in part, on the results of the September 30, 2017 valuation in its determination of the fair value of common stock of $3.04 per share as of October 27, 2017, when it granted options for the purchase of 639,025 shares to employees. Between September 30, 2017 and October 27, 2017, the Company continued to operate its business in the ordinary course and there were no significant developments in its business. As a result, the Board determined that the fair value of the Company’s common stock remained $3.04 per share from September 30, 2017 to October 27, 2017.

The Board relied, in part, on the results of the December 31, 2017 valuation in its determination of the fair value of common stock of $3.73 per share as of January 29, 2018, when it granted options for the purchase of 3,608,225 shares and 789,000 restricted stock units to employees and directors. Between December 31, 2017 and January 29, 2018, the Company continued to operate its business in the ordinary course and there were no significant developments in its business. As a result, the Board determined that the fair value of the Company’s common stock remained $3.73 per share from December 31, 2017 to January 29, 2018.

The principal factor contributing to the increase in the fair value of common stock from the September 30, 2017 valuation to the December 31, 2017 valuation was the increase in the probability-weighting of the IPO scenario to [***]% and the decrease in the DLOM of the IPO scenario due to an acceleration in the IPO timeline, based on the Company’s plan to file a draft registration statement in January 2018.

April 12, 2018

CONFIDENTIAL TREATMENT REQUESTED BY CARBON BLACK, INC.

Comparison of Most Recent Valuation and the Preliminary Price Range

As is typical in IPOs, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined by negotiations between the Company and the underwriters. Prior to April 11, 2018, the Company and underwriters had not had any specific discussions regarding the Preliminary Price Range. Among the factors that were considered in setting the Preliminary Price Range were the following:

•                  the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•                  the Company’s financial condition and prospects;

•                  estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•                  recent performance of IPOs of companies in the cyber security sector; and

•                  an analysis of the typical valuation ranges seen in recent IPOs for companies in the Company’s industry.

The Company believes that the difference between the fair value of its common stock as of January 29, 2018 of $3.73 per share and the Preliminary Price Range of $[***] to $[***] per share is the result of the factors above and the following factors and positive developments that occurred subsequent to January 29, 2018:

•                  The Preliminary Price Range is based only upon a scenario in which the Company completes the IPO and is not probability-weighted, in contrast to the December 31, 2017 valuation, which considered multiple potential outcomes, some of which would have resulted in a lower value of the Company’s common stock than its IPO.  If the Company had applied a weighting of 100% to the IPO scenario, the fair value of the Company’s common stock in the December 31, 2017 valuation would have been $[***] per share (before giving effect to any discount for lack of marketability).

•                  The Preliminary Price Range necessarily assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and, therefore, excludes any discount for lack of marketability of the Company’s common stock or impact of the time value of money, which were appropriately taken into account in the December 31, 2017 valuation.

•                  The underwriters informed the Company that the median change in the market trading prices for comparable public companies was an increase of approximately 16% from January 24, 2018 to April 9, 2018 as a result of favorable market conditions for security

April 12, 2018

CONFIDENTIAL TREATMENT REQUESTED BY CARBON BLACK, INC.

companies.

•                  The Preliminary Price Range assumes the conversion of all of the Company’s outstanding preferred stock. The Company’s preferred stock currently has substantial economic rights and preferences over the Company’s common stock.  Upon the closing of this offering, all outstanding shares of the Company’s preferred stock will convert into common stock, thus eliminating the superior rights and preferences of the preferred stock as compared to the common stock.

•                  In March 2018, the Company held “testing-the-waters” meetings, at which the Company received positive feedback from potential investors.

•                  The proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing its cash resources.  In addition, the completion of this offering would provide the Company with ready access to the public equity and debt markets.

The Company respectfully submits that the deemed per share fair values used as the basis for determining the stock-based compensation in connection with its grants of equity awards are reasonable and appropriate for the reasons described herein and in the Registration Statement.

We hereby further request, pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the return of the unredacted version of this letter. The Company believes that the return of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation of the Company that may, if disseminated, negatively impact the trading in the common stock of the Company following the IPO. The Company advises the Staff that it has not filed the supplemental information subject to this request in electronic format. Please return this letter to the Company, in care of the undersigned, a responsible representative of the Company, at 100 Northern Avenue, Boston, Massachusetts 02210.

* * * * *

April 12, 2018

CONFIDENTIAL TREATMENT REQUESTED BY CARBON BLACK, INC.

If you have any questions or comments with regard to this matter, please do not hesitate to contact the undersigned at (617) 570-1751.

Respectfully submitted,

GOODWIN PROCTER LLP

By	/s/ Jared Fine
Jared Fine, Esq.

cc:                                Patrick Morley, Carbon Black, Inc.

Eric Pyenson, Esq., Carbon Black, Inc.

Kenneth Gordon, Esq., Goodwin Procter LLP